UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bally Total Fitness Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, Nevada 89117
(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,825,100

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,825,100

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,825,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,825,100

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,825,100

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,825,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

This Amendment (“Amendment No. 2”) is being jointly filed by Mark J. Wattles and Wattles Capital Management, LLC (“WCM”) pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Wattles and WCM are together referred to as the “Reporting Persons.”

This Amendment No. 2 amends the Schedule 13D originally filed with the Commission on November 14, 2005 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed with the Commission on January 25, 2006.  The Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 2 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

Item 3.    Source and Amount of Funds or Other Consideration

With respect to the 3,425,100 shares of Common Stock originally acquired by WCM and reported on the Original Schedule 13D, WCM acquired such shares in a margin account pursuant to a standard brokerage agreement. With respect to the 400,000 shares acquired pursuant to the Stock Purchase Agreement (defined in Item 5 below) and reported on this Amendment No. 2, WCM acquired such shares for cash pursuant to the Stock Purchase Agreement. The 3,425,100 shares of Common Stock originally acquired by WCM, together with the 400,000 shares acquired pursuant to the Stock Purchase Agreement, are referred to in this Schedule 13D as the “Shares.”

Item 5 (a)–(b) and (c) of the Schedule 13D are amended and supplemented by adding the following:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  On April 11, 2006, WCM entered into a Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”), pursuant to which WCM acquired 400,000 shares of Common Stock at a price per share equal to $7.00. The Stock Purchase Agreement contained a representation from the Issuer that 41,281,381 shares of Common Stock were issued and outstanding following the consummation of the transactions contemplated by the Stock Purchase Agreement and the Stock Purchase Agreement, dated April 11, 2006, between the Issuer and investment funds affiliated with Ramius Capital Group, L.L.C. Following the purchase of the 400,000 shares pursuant to the Stock Purchase Agreement, WCM will own 3,825,100 shares of Common Stock.  Based on the foregoing, WCM may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 9.3% of such issued and outstanding Common Stock.  Because Mr. Wattles owns all of the membership interests of WCM, he may be deemed to have indirect beneficial ownership of the Common Stock owned by WCM.

The Reporting Persons expressly disclaim membership in, and the existence of, a group (within the meaning of Rule 13d-5 promulgated under the Exchange Act) with the investment funds affiliated with Ramius Capital Group, L.L.C.

(c) The following transactions were effected by WCM in the sixty days preceding April 12, 2006: on April 11, 2006, WCM acquired 400,000 shares of Common Stock pursuant to the Stock Purchase Agreement.
Item 6 of the Schedule 13D is amended and restated in its entirety as follows:
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 11, 2006, WCM acquired 400,000 shares of Common Stock pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement contains voting provisions pursuant to which WCM agrees that for the period beginning on April 11, 2006 and ending December 31, 2006 at any stockholder meeting or in connection with any written consent of stockholders, WCM will appear at the meeting or otherwise cause the 400,000 shares of Common Stock purchased pursuant to the Stock Purchase Agreement to be counted for purposes of establishing a quorum and voted (i) in favor of any proposed strategic transaction (including any merger, consolidation or sale of substantially all of the Issuer’s assets) approved by the Issuer’s board of directors (a “Board-Approved Transaction”) and (ii) against any merger, consolidation, sale of substantially all of the assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or any other acquisition proposal not approved by the Issuer’s board of directors. The foregoing restrictions do not apply to (i) the extent that any person has formally initiated a bona fide potential strategic transaction that is fully financed or reasonably capable of being financed and not a Board-Approved Transaction and such transaction would, if consummated, result in a transaction more favorable to the holders of Common Stock from a financial point of view than the Board-Approved Transaction and (ii) any shares of Common Stock held by WCM other than the 400,000 shares of Common Stock purchased pursuant to the Stock Purchase Agreement.

In connection with the Stock Purchase Agreement, WCM also entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Issuer granted to WCM one demand registration on Securities and Exchange Commission Form S-3 and unlimited piggyback registration rights in respect of the 400,000 shares of Common Stock purchased pursuant to the Stock Purchase Agreement. In addition, pursuant to the Registration Rights Agreement, WCM is obligated not to sell or distribute the 400,000 shares of Common Stock purchased pursuant to the Stock Purchase Agreement during the period beginning 10 days prior to and ending 90 days following certain underwritten registered offerings by the Issuer.

The foregoing summary description of the Stock Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Stock Purchase Agreement and Registration Rights Agreement, respectively, which are attached hereto as Exhibits 3 and 4, respectively.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:
Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Joint Filing Agreement, dated as of November 14, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles, incorporated by reference to Exhibit 1 to Reporting Persons’ Schedule 13D, dated November 2, 2005, and filed with the Securities and Exchange Commission on November 14, 2005.

Exhibit 2

Letter, dated January 25, 2006, to Paul A. Toback, Chairman of the Board, President and Chief Executive Officer of Bally Total Fitness Holding Corporation, from Mark J. Wattles and Wattles Capital Management, LLC., incorporated by reference to Exhibit 2 to Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 25, 2006.

Exhibit 3	Stock Purchase Agreement, dated April 11, 2006, between Bally Total Fitness Holding Corporation and Wattles Capital Management, LLC.
Exhibit 4	Registration Rights Agreement, dated April 11, 2006, between Bally Total Fitness Holding Corporation and Wattles Capital Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2006

WATTLES CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles

Index of Exhibits

Exhibit 1

Joint Filing Agreement, dated as of November 14, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles, incorporated by reference to Exhibit 1 to Reporting Persons’ Schedule 13D, dated November 2, 2005, and filed with the Securities and Exchange Commission on November 14, 2005.

Exhibit 2

Letter, dated January 25, 2006, to Paul A. Toback, Chairman of the Board, President and Chief Executive Officer of Bally Total Fitness Holding Corporation, from Mark J. Wattles and Wattles Capital Management, LLC., incorporated by reference to Exhibit 2 to Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 25, 2006.

Exhibit 3	Stock Purchase Agreement, dated April 11, 2006, between Bally Total Fitness Holding Corporation and Wattles Capital Management, LLC.
Exhibit 4	Registration Rights Agreement, dated April 11, 2006, between Bally Total Fitness Holding Corporation and Wattles Capital Management, LLC.